SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 0-9376

(Check One): __Form 10-K __Form 20-F __Form 11-K   X Form 10-Q __  Form 10-D __ Form N-SAR __ Form N-CSR

For Period Ended: March 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read attached instruction sheet before preparing form. Please print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:  __________________________

PART I REGISTRANT INFORMATION

Full name of registrant: Innovative Food Holdings, Inc.

Former name if applicable

Address of principal executive office (Street and Number): 1923 Trade Center Way

City, state and zip code: Naples, Florida 34109

PART 11 RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is concurrently working on responding to comments issued by the staff of the SEC relating to a registration statement filed by the registrant and this filing is, therefore, delayed.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph DiMaggio, Jr.	239	596-0204
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

_X_ Yes _  No

(3) Is it anticipated that any significant change in results of operations from the corre-sponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_X_ Yes _  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects that its revenues from the quarter ended March 31, 2006 will be approximately $1,623,142 as compared to $1,103,797 for the comparable period in 2005, representing an increase of approximately $520,000. The registrant also expects to incur a net loss for the quarter of $113,788 as compared to a net loss of $108,568 for the comparable quarter in 2005, representing an increased loss of approximately $5,000, although approximately $45,000 of such loss was a non-cash charge to earnings and the loss from operations for the quarter was only $44,297 as compared to a $92,659 loss from operations for the comparable quarter in 2005. The registrant cautions readers that these numbers are only preliminary and may change in the actual filing.

Innovative Food Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006	By: /s/Joseph DiMaggio, Jr
Joseph DiMaggio, Jr., CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescri- bed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.